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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ES FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
104316
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Brickell Avenue, Suite 1002
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nuno Poppe (305) 539-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*



RECEIVED
MAR 04 2002

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

200 S. Biscayne Blvd., Suite 1900, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Nuno Poppe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ES FINANCIAL SERVICES, INC., as of December 31st, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OLGA GERDTS
MY COMMISSION # DD 071992
EXPIRES: November 15, 2005
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer

Title

OLGA GERDTS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.S. Financial Services, Inc.

(a wholly-owned subsidiary of Espirito Santo Bank)

Financial Statements and Supplementary Information

December 31, 2001

E.S. Financial Services, Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of E.S. Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, of changes in subordinated debt and of cash flows present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Espirito Santo Bank) at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2002

E.S. Financial Services, Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 107,362
Cash segregated under federal regulations	6,034
Securities owned, at fair value	3,065,124
Property and equipment, net	441,870
Deferred tax asset	93,750
Other assets	235,116
Total assets	$ 3,949,256

LIABILITIES AND STOCKHOLDER'S EQUITY

Failed to receive	$ 159,688
Accrued expenses and other liabilities	51,624
Total liabilities	211,312
Commitments (Note 7)	
Subordinated debt agreements	3,000,000
Stockholder's equity:	
Common stock, $1.00 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid in capital	990,000
Accumulated deficit	(262,056)
	737,944
Total liabilities and stockholder's equity	$ 3,949,256

The accompanying notes are an integral part of these financial statements.

E.S. Financial Services, Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Statement of Operations
For the Year Ended December 31, 2001

Revenues:		
Order execution trading revenues	$	416,846
Commissions		349,325
Interest income		41,591
Gains on holding of securities		47,961
		855,723
Expenses:		
Employee compensation and benefits		490,111
Occupancy and equipment		335,848
Communications		77,279
Interest		59,206
Commissions and clearing charges		33,395
Other		109,021
		1,104,860
Loss before credit for income taxes		(249,137)
Credit for income taxes		93,750
Net loss		(155,387)

The accompanying notes are an integral part of these financial statements.

E.S. Financial Services, Inc.

(a wholly-owned subsidiary of Espirito Santo Bank)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2000	10,000	$ 10,000	$ 990,000	$ (106,669)	$ 893,331
Net loss	-	-	-	(155,387)	(155,387)
Balance, December 31, 2001	10,000	$ 10,000	$ 990,000	$ (262,056)	$ 737,944

The accompanying notes are an integral part of these financial statements.

E.S. Financial Services, Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Statement of Changes in Subordinated Debt
For the Year Ended December 31, 2001

Subordinated debt agreements at December 31, 2000	$ -
Increases:	
Unsecured debt agreement with parent	3,000,000
Subordinated debt agreements at December 31, 2001	$ 3,000,000

The accompanying notes are an integral part of these financial statements.

E.S. Financial Services, Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (155,387)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	85,996
Change in operating assets and liabilities:	
Cash segregated under federal regulations	(6,034)
Securities owned, net	(2,363,992)
Deferred tax asset	(93,750)
Other assets	(137,362)
Failed to receive	159,688
Accrued expenses and other liabilities	51,624
Cash used in operating activities	(2,459,217)
Cash flows from investment activities:	
Purchases of property and equipment	(527,866)
Cash used in investment activities	(527,866)
Cash flows from financing activities:	
Proceeds from subordinated debt agreements	3,000,000
Cash provided by financing activities	3,000,000
Net increase in cash	12,917
Cash and cash equivalents, beginning of year	94,445
Cash and cash equivalents, end of year	$ 107,362
Supplemental disclosure of cash flow information	
Interest paid	$ 59,206

The accompanying notes are an integral part of these financial statements.

1. Organization

E.S. Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Espirito Santo Bank (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

In July 2000, the Bank organized the Company, with the purpose of performing broker-dealer services to its customers. During 2000, the operations of the Company were limited to certain development activities. The Company obtained approval of its application and initiated operations during April 2001.

The Company provides its customers with transaction services. Revenues derived from these services are recognized in the accompanying statement of operations. Custody of securities owned by customers of the Company is maintained by third parties.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of ninety days or less as cash equivalents.

Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Trading securities owned are recorded at fair value with unrealized gains or losses recognized in earnings. Securities for which market prices can not be reliably determined are stated at amortized cost, which approximates fair value.

Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements and is recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

Order Execution Trading Revenues

Order execution trading revenues are generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between tax assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company is included in the consolidated Federal and state income tax returns of the Bank.

3. Cash Segregated under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2001 the Company had approximately $6,000 in cash in a special reserve account.

4. Securities Owned

The Company's securities owned at December 31, 2001 consist of trading securities at fair values, as follows:

US Government agencies	$ 498,003
Commercial paper	2,166,857
Money market funds	400,264
	$ 3,065,124

5. Property and Equipment, net

Property and equipment, net consists of the following at December 31, 2001:

		Estimated Useful Lives (in Years)
Equipment	$ 350,570	3 - 5
Furniture	166,366	3 - 5
Leasehold improvements	10,930	2
	527,866	
Less: accumulated depreciation and amortization	(85,996)	
	$ 441,870	

6. Related Party Transactions

Included in the statement of financial condition are amounts due from/to related parties as follows:

	December 31, 2001
Assets:	
Cash and cash equivalents	$ 107,362
Cash segregated under federal regulations	6,034
Total due from related parties	113,396
Liabilities and stockholder's equity:	
Subordinated borrowings	3,000,000
Stockholder's equity	737,944
Total due to related parties	3,737,944
Net related party position	$ (3,624,548)

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans amount to approximately $1.4 million as of December 31, 2001.

Related party transactions included in the Company's results of operations for the year ended December 31, 2001 are summarized as follows:

Revenues:	
Interest income	$ 13,000
Expenses:	
Interest	$ 59,000
Management fees	$ 10,000

7. Commitments

The Company rents office premises under a non-cancelable operating lease agreement. This agreement is renewable on an annual basis until 2003. Future minimum lease payments under this agreement as of December 31, 2001 amount to approximately $26,000.

Rental expense amounted to approximately $58,000 for the year ended December 31, 2001.

8. Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2001, represent notes with the Bank at the federal funds rate (1.75% at December 31, 2001), maturing in 2004.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Employee Benefit Plan

The Bank has a 401(k) benefit plan (the "Plan") covering substantially all of the Company's employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 10% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second month through completion of the seventh year of employment.

The Company contributed approximately $22,000 to the Plan in 2001.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $3,127,000, which is approximately $2,877,000 in excess of its required net capital of $250,000. The Company's net capital ratio at December 31, 2001 is 0.07 to 1.

11. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

12. Income Taxes

The Company recorded a net deferred tax asset of $93,750 resulting from a net operating loss of approximately $249,000 which will begin to expire in 2021.

ES Financial Services Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$ 737,944
Subordinated debt		3,000,000
Total capital and allowable subordinated debt		3,737,944
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment	$ 441,870	
Deferred tax asset	93,750	
Other assets	83,952	619,572
Net capital before haircuts on securities positions		3,118,372
Haircuts on securities		8,646
Net capital		$ 3,127,018
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payable to broker-dealer		$ 159,688
Accrued expenses and other liabilities		51,624
Total aggregate indebtedness		$ 211,312
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 250,000
Excess of net capital		$ 2,877,018
Ratio of aggregate indebtedness to net capital		0.07

The only difference between the above computation and the computation prepared by the Company and included in the Company's December 31, 2001 unaudited Focus Report filing dated January 9, 2002 is the recording of a deferred tax asset of $93,750.

ES Financial Services Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

CREDIT BALANCES	
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	$ 159,688
Total credit items	$ 159,688
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 159,688
Required deposit	167,670
Amount held on deposit in "Reserve Bank Account" as of December 31, 2001	6,034
Amount on deposit, including value of qualified securities	162,295
New amount in Reserve Bank Account after adding deposit	$ 168,329

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2001 unaudited Focus Report filing dated January 9, 2002.

ES Financial Services Inc.
(a wholly-owned subsidiary of Espirito Santo Bank)
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3.	$ -
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder of
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of E.S. Financial Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2002